UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

General Growth Properties, Inc.
Full Name of Registrant

Former Name if Applicable

110 North Wacker Drive
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60606
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

General Growth Properties, Inc. (“GGP” or the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2010, on or before May 10, 2010, the prescribed due date of the Report, without unreasonable effort or expense. The Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2010, has not been completed because the Company encountered an unanticipated  need for additional time to finalize its financial statements for the quarter.  GGP intends to complete and file its Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2010, on or before May 17, 2010.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Edmund Hoyt	(312)	960-5252
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months; or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GGP’s operating loss for the three months ended March 31, 2009 was $95.4 million, and GGP’s operating income for the three months ended March 31, 2010 is expected to be $270.9 million. The primary reason for the increase in operating income is due to the decrease in the aggregate provisions for impairment, which were $331.1 million in the first quarter of 2009 as compared to $11.4 million in the three months ended March 31, 2010.

General Growth Properties, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	May 11, 2010	By	/s/ Edmund Hoyt
EDMUND HOYT, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER